UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q
	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: December 31, 2006

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full name of registrant:           99¢ ONLY STORES

Former name if applicable:

Address of principal executive office (street and number):           4000 East Union Pacific Avenue

City, state and zip code:           City of Commerce, California 90023

PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐ _______
(b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.

As previously disclosed, the Company's management conducted a voluntary, self-initiated review of the measurement dates for the Company's stock option grants and found that certain measurement date errors occurred during the period 1999-2004. The Company also determined that several historical option grants to consultants during 1996-1998 were incorrectly accounted for as employee option grants. These errors result in adjustments that would have increased non-cash compensation expense in these periods. The Company continues to believe that these adjustments are not material to its financial statements in any of the periods to which the adjustments were related, and, therefore, does not believe that it is necessary to amend or revise its historical financial statements. The cumulative after-tax net income impact of the unrecorded adjustments from the periods 1996-2004 is approximately $2.1 million.

Until the Company completes certain procedures with its auditors, the Company is unable to file its Form 10-K for the fiscal year ended March 31, 2006 and its Form 10-Qs for the quarters ended June 30, 2006, September 30, 2006 and December 31, 2006 (the “SEC Reports”). Due to procedures ongoing in the review by one of its predecessor external auditors regarding the appropriate accounting treatment for the stock option errors, the Company must update its disclosures and accounts for each of the periods covered by these SEC Reports for subsequent events accounted for in the month of January 2007 including the review of its inventory reserve estimates in light of physical inventories, the filing of its federal tax return for the year ended March 31, 2006 and other data currently available. The Company currently expects to file its delayed SEC Reports by early March 2007, but this timing is subject to the completion of the procedures outlined above.

PART IV
OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification:

Rob Kautz	(323) 881-1293
(Name)	(Area Code) (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☐ Yes      ☒ No

Form 10-K for the fiscal year ended March 31, 2006 and Form 10-Qs for the quarters ended June 30, 2006 and September 30, 2006

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes     ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the quarter ended December 31, 2006, net sales increased $23.3 million, or 8.3%, to $302.1 million compared to $278.8 million for the three months ended December 31, 2005. Same-store-sales for the quarter ended December 31, 2006 increased 1.9% versus the same quarter last year. Net income for the quarter ended December 31, 2005 was $0.10 per share. Based on preliminary results, the Company expects to report net income of approximately $0.12 per share for the quarter ended December 31, 2006. These preliminary results may change due to final adjustments from the subsequent events analysis described above. The increase in net income compared to the quarter ended December 31, 2005 is primarily due to higher overall gross profit driven by lower product cost, lower expense associated with excess and obsolete inventory, and improvement in the overall rate of shrink and scrap which has decreased in the October to December 2006 period compared to the same period in the prior year. The increase in gross profit was partially offset by higher costs associated with operating 16 new stores, higher labor costs incurred in the 2006 period primarily to support implementation of inventory control initiatives, increased expenses in the 2006 period for expensing stock option compensation as now required under the new accounting standard of SFAS 123R and increased transportation costs.

The Company also notes that during the fourth quarter of fiscal 2006, the Company determined that it had over-accrued certain accounting and auditing fees for the third quarter ended December 31, 2005 and corrected the error by increasing operating income and net income which resulted in the adjusted basic and diluted earnings per common share increasing by $0.01 per share from $0.09 to $0.10. The Company has determined that the effect of this correction is not material for the previously reported interim financial statements for the quarter ended December 31, 2005 and it does not intend to file an amended Form 10-Q.

* * *

We have included statements in this filing that constitute “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act and Section 27A of the Securities Act. The words “expect,” “estimate,” “anticipate,” “predict,” “believe” and similar expressions and variations thereof are intended to identify forward-looking statements. Such statements appear in this filing and include statements regarding the intent, belief or current expectations of the Company, its directors or officers with respect to, among other things, the impact on the Company’s financial statements of certain errors in option measurement dates and accounting for consultant option grants and the results of operations for the quarter ended December 31, 2006. The shareholders of the Company and other readers are cautioned not to put undue reliance on such forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those projected in this filing for the reasons discussed herein and as a result of additional information or factors that may be identified as we and our current and former independent registered public accounting firms complete the procedures described herein and our current and former independent registered public accounting firms complete their review of our delayed SEC Reports and for the reasons, among others, discussed in the reports and other documents the Company files from time to time with the Securities and Exchange Commission, including the Risk Factors contained in the Company's Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

99¢ ONLY STORES

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	February 12, 2007	By: /s/ Eric Schiffer
Name: Eric Schiffer
Title Chief Executive Officer